UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Mereo BioPharma Group plc Intends to Rely on SEC Relief and Delay Filing of its 2019 Annual Report on Form 20-F

On March 4, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder. On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak (the “SEC Order”). The SEC Order provides that a registrant subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such registrant, is exempt from any requirement to file or furnish materials with the Commission under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, Regulation 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, if certain conditions are satisfied.

Mereo BioPharma Group plc (the “Company”) will be relying on the SEC Order to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Report”) due to circumstances related to COVID-19, which include disruptions to operations in terms of travel and limited access to the Company’s facilities resulting in an impact to staff’s ability to carry out some of their usual work. Potential investors and business partners also face increased challenges to complete the processes necessary to move ahead with an investment or partnership decision because of COVID-19’s impact on the business of potential investors or partners and their ability to complete the diligence process in a COVID-19 environment alongside a broader dynamic of highly volatile equity markets which are also adversely affecting this process. Notwithstanding the foregoing, the Company plans to file the Report no later than June 15, 2020 (which is 45 days from the Report’s original filing deadline of April 30, 2020).

In light of the current COVID-19 pandemic, the Company will be including the following Risk Factor in its Report:

The COVID-19 pandemic or any other similar pandemic may materially impact our business including our ability to obtain further financial investment and planned clinical developments.

The outbreak of COVID-19 has developed into a global pandemic, spreading to most regions of the world including the United States and the United Kingdom and to locations where we have facilities or ongoing clinical trials. The pandemic has resulted in impacts both direct and indirect to businesses including disruptions to resources, inability of workers to carry out their jobs effectively, disruptions to supply chains, inability to travel and increased pressure on health systems required to treat COVID-19.

As a result of government and local regulation we have been required to introduce a work from home policy for the large majority of our work force and our facilities remain open only for business critical activities. The requirement by governments to stay at home or to “social distance” limits normal communications and may also increase cyber security risk or create data accessibility concerns. It also significantly curtails the numbers of individuals who can work in our offices.

COVID-19 has created an unprecedented burden on health systems in impacted countries around the world. As a result, clinical centers have diverted resources away from the performance of clinical trials and because of that and the vulnerability of patients in the Company’s setrusumab clinical development program for osteogenesis imperfecta (OI) and its Phase 2 alvelestat program for patients with alpha-1 antitrypsin deficiency (AATD), the Company’s clinical activities will face some delays. AATD patients, in particular, are at greater risk from COVID-19 given that the condition is a respiratory and lung condition, for this reason, our Phase 2 alvelestat trial will be delayed with topline data now expected in 2021. We are also currently planning to initiate a Phase 3 study in children with OI in late 2020, however, the initiation of the study may also be delayed.

As a result of the COVID-19 pandemic and depending on the length of such pandemic, we may experience disruptions that would significantly impact our business including:

•	A delay or interruption in our ability to enroll and treat patients and to obtain data from ongoing clinical trials;

•	A delay in our ability to further recruit patients to our clinical trials and to screen patients for eligibility for our clinical trials;

•	Interruption to key clinical trial activities including monitoring of clinical sites, patient visits, inability to follow patients after they have received treatment and patient assessments;

•

A delay in our ability to raise further finances to support our business as a result of the impact on investment and stock prices more generally or as a result of a delay in clinical data availability;

•	A delay in our ability to close and negotiate third party partnerships or collaborations or to progress third party collaborations already in place;

•	Limitations on employee resources as a result of increased sickness, requirement for employees to care for family members or requirement for employees to self-isolate themselves;

•	Interruptions and delays in our development programs as a result of the government required “stay at home” guidelines;

•	Delay in responses from regulatory authorities in relation to approvals, amendments or other regulatory engagements required for our ongoing development activities; or

•	Supply chain interruptions.

The COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our future business is highly uncertain and difficult to predict. In particular it is not currently known how long travel restrictions and social distancing/isolation requirements will continue to apply in the countries in which we operate and the impact on global health systems, financial markets or the economy as a whole is not yet known.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements.” All statements other than statements of historical fact contained herein are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of the Company’s operations or operating results including statements regarding the future impact of COVID-19 the Company’s business, results of operations or financial condition. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in this Report on For 6-K, the Company’s Annual Report on Form 20-F, other Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission and those described in other documents the Company may publish from time to time should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2020

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name:	Charles Sermon
Title:	General Counsel